                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment _________)*

                                   Progenitor, Inc.
                      -----------------------------------------
                                   (Name of Issuer)

                            Common Stock Par Value $0.001
                      -----------------------------------------
                            (Title of Class of Securities)

                                      743188104
                      -----------------------------------------
                                    (CUSIP Number)


                                    Ann H. Lamont
                              Oak Management Corporation
                                  One Gorham Island
                                 Westport, CT  06880
                                    (203) 226-8346
               -------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   August 12, 1997
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 743188104               SCHEDULE 13D                Page 2 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Oak Investment Partners V, Limited Partnership
06-1332464
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------

3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to    Items 2(d)
or 2(e)                                     [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
                  (7)  Sole Voting Power           1,021,575 shares of
Number of                                          common stock
 Shares
Beneficially      (8)  Shared Voting Power         Not applicable
 Owned
 by Each          (9)  Sole Dispositive Power      1,021,575 shares of
Reporting                                          common stock
 Person
  With            (10) Shared Dispositive Power    Not applicable

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,021,575 shares of common stock

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.7%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN

Cusip No. 743188104              SCHEDULE 13D                 Page 3 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Oak Associates V, LLC
06-1332465
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is required pursuant to items 2(d) or
2(e)                                                       [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------

Number of        (7)  Sole Voting Power            Not applicable
Shares
Beneficially     (8)  Shared Voting Power          1,021,575 shares of
   Owned                                           common stock
  by Each
 Reporting       (9)  Sole Dispositive Power       Not applicable
  Person
   With          (10) Shared Dispositive Power     1,021,575 shares of
                                                   common stock
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,021,575 shares of common stock
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.7%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

OO

Cusip No. 743188104               SCHEDULE 13D                Page 4 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Oak V Affiliates Fund, Limited Partnership
06-1334685
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e)                                                       [  ]

--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
                 (7)  Sole Voting Power          22,979 shares of
 Number of                                       common stock
  Shares
Beneficially     (8)  Shared Voting Power        Not applicable
   Owned
  by Each        (9)  Sole Dispositive Power     22,979 shares of
 Reporting                                       common stock
  Person
   With          (10) Shared Dispositive Power   Not applicable
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each
   Reporting Person

22,979 shares of common stock
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

0.2%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN

Cusip No. 743188104             SCHEDULE 13D                 Page 5 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Oak V Affiliates
06-1334686
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to    Items 2(d)
or 2(e)                                     [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
                (7)  Sole Voting Power          Not applicable
 Number of
  Shares        (8)  Shared Voting Power        22,979 shares of
Beneficially                                    common stock
   Owned
  by Each       (9)  Sole Dispositive Power     Not applicable
 Reporting
  Person        (10) Shared Dispositive Power   22,979 shares of
   With                                         common stock

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

22,979 shares of common stock
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

0.2%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN

Cusip No. 743188104              SCHEDULE 13D                Page 6 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Oak Management Corporation
06-0990851
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e)                                        [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
                   (7)  Sole Voting Power            Not applicable
 Number of
  Shares           (8)  Shared Voting Power          1,044,554 shares of
Beneficially                                         common stock
   Owned
  by Each          (9)  Sole Dispositive Power       Not applicable
 Reporting
  Person           (10) Shared Dispositive Power     1,044,554 shares of
   With                                              common stock

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,044,554 shares of common stock
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.8%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

CO

Cusip No. 743188104               SCHEDULE 13D               Page 7 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Bandel L. Carano
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e)                                        [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------

 Number of         (7)  Sole Voting Power            Not applicable
  Shares
Beneficially       (8)  Shared Voting Power          1,044,554 shares of
   Owned                                             common stock
  by Each
 Reporting         (9)  Sole Dispositive Power       Not applicable
  Person
   With            (10) Shared Dispositive Power     1,044,554 shares of
                                                     common stock

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,044,554 shares of common stock
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.8%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN

Cusip No. 743188104              SCHEDULE 13D                Page 8 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Gerald R. Gallagher
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to    Items 2(d)
or 2(e)                                     [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------

 Number of       (7)  Sole Voting Power            Not applicable
  Shares
Beneficially     (8)  Shared Voting Power          1,044,554 shares of
   Owned                                           common stock
  by Each
 Reporting       (9)  Sole Dispositive Power       Not applicable
  Person
   With          (10) Shared Dispositive Power     1,044,554 shares of
                                                   common stock

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,044,554 shares of common stock
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.8%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN

Cusip No. 743188104                SCHEDULE 13D               Page 9 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Edward F. Glassmeyer
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e)                                        [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------

 Number of       (7)  Sole Voting Power            Not applicable
  Shares
Beneficially     (8)  Shared Voting Power          1,044,554 shares of
   Owned                                           common stock
  by Each
 Reporting       (9)  Sole Dispositive Power       Not applicable
  Person
   With          (10) Shared Dispositive Power     1,044,554 shares of
                                                   common stock

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,044,554 shares of common stock
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.8%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN

Cusip No. 743188104                 SCHEDULE 13D             Page 10 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Fredric W. Harman
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to    Items 2(d)
or 2(e)                                     [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------

 Number of        (7)  Sole Voting Power            Not applicable
  Shares
Beneficially      (8)  Shared Voting Power          1,044,554 shares of
   Owned                                            common stock
  by Each
 Reporting        (9)  Sole Dispositive Power       Not applicable
  Person
   With           (10) Shared Dispositive Power     1,044,554 shares of
                                                    common stock

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,044,554 shares of common stock
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.8%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN

Cusip No. 743188104                 SCHEDULE 13D             Page 11 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Ann H. Lamont
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e)                                        [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------

 Number of        (7)  Sole Voting Power            Not applicable
  Shares
Beneficially      (8)  Shared Voting Power          1,044,544 shares of
   Owned                                            common stock
  by Each
 Reporting        (9)  Sole Dispositive Power       Not applicable
  Person
   With           (10) Shared Dispositive Power     1,044,554 shares of
                                                    common stock

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,044,554 shares of common stock
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.8%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN

Cusip No. 743188104                 SCHEDULE 13D             Page 12 of 22 Pages

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Eileen M. More
--------------------------------------------------------------------------------

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3 SEC Use Only


--------------------------------------------------------------------------------

4 Source of Funds (See Instructions)

OO, WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e)                                        [  ]


--------------------------------------------------------------------------------

6 Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------

 Number of        (7)  Sole Voting Power            Not applicable
  Shares
Beneficially      (8)  Shared Voting Power          1,044,544 shares of
   Owned                                            common stock
  by Each
 Reporting        (9)  Sole Dispositive Power       Not applicable
  Person
   With           (10) Shared Dispositive Power     1,044,554 shares of
                                                    common stock

--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,044,554 shares of common stock
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                       [   ]

--------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.8%
--------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN

                                                             Page 13 of 22 Pages

Item 1.  Security and Issuer.

         This Schedule 13D report relates to the common stock, par value $0.001 per share (the "Shares"), of Progenitor, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1507 Chambers Road, Columbus, Ohio 43212.


Item 2.  Identity and Background.

         This statement is filed by Oak Investment Partners V, Limited Partnership, a Delaware limited partnership ("Oak Investment Partners"), Oak Associates V, LLC, a Delaware limited liability company ("Oak Associates"), Oak V Affiliates Fund, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund"), Oak V Affiliates, a Delaware limited partnership ("Oak Affiliates"), Oak Management Corporation, a Delaware corporation ("Oak Management"), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and Eileen M. More (collectively, the "Partners"). The Partners are general partners or managing members, as the case may be, of other venture capital investment funds which may be deemed to be affiliated with Oak Investment Partners, Oak Associates, Oak Affiliates Fund, Oak Affiliates and Oak Management (collectively, the "Oak Entities"). The Oak Entities and the Partners are collectively referred to as the "Reporting Persons" in this Schedule 13D.

         The principal business and office address of the Reporting Persons is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

         The principal business of Oak Investment Partners and Oak Affiliates Fund is to assist growth-oriented businesses located primarily in the United States. The principal business of Oak Associates is to act as general partner of Oak Investment Partners. The principal business of Oak Affiliates is to act as general partner of Oak Affiliates Fund. The principal business of Oak Management is to act as investment advisor to Oak Investment Partners and Oak Affiliates Fund and other venture capital investment funds. The principal business and occupation of each

                                                             Page 14 of 22 Pages


of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of affiliated partnerships and limited liability companies with similar businesses.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Oak Entities is organized under the laws of Delaware. Each of the Partners is a citizen of the United States.


Item 3.    Source and Amount of Funds or Other Consideration.

         Oak Investment Partners acquired 882,699 Shares on August 12, 1997, in exchange for the surrender by Oak Investment Partners of 978,000 shares of Series B Preferred Stock of Mercator Genetics, Inc. ("Mercator"), 1,467,000 shares of Series C Preferred Stock of Mercator, a Note payable by Mercator in the amount of $326,000 and a Note payable by Mercator in the amount of $163,000 in connection with the acquisition by the Issuer of Mercator.

         Oak Affiliates Fund acquired 19,855 Shares on August 12, 1997, in exchange for the surrender by Oak Affiliates Fund of 21,999 shares of Series B Preferred Stock of Mercator, 33,000 shares of Series C Preferred Stock of Mercator, a Note payable by Mercator in the amount of $7,333 and a Note payable by Mercator in the amount of $3,667 in connection with the acquisition by the Issuer of Mercator.

         Oak Investment Partners acquired 69,438 Shares at $5.375 per Share and 69,438 Warrants (as defined below) at $1.625 per Warrant for a total purchase price of $486,066.00 as part of an initial public offering of 2,750,000 Units by the Issuer (the

                                                             Page 15 of 22 Pages


"IPO"). Such "Units" consist of one Share and one Warrant. Each "Warrant" included within the Units is presently exercisable for one Share at a per-Share price of $10.50, subject to adjustment.

         Oak Affiliates Fund acquired 1,562 Shares at $5.375 per Share and
1,562 Warrants at $1.625 per Warrant for a total purchase price of $10,934.00 as part of the IPO.

Item 4.    Purpose of Transaction.

         Oak Investment Partners and Oak Affiliates Fund acquired the beneficial ownership of the aggregate of 1,021,575 Shares (including Shares issuable upon exercise of the Warrants) and the aggregate of 22,979 Shares (including Shares issuable upon exercise of the Warrants), respectively for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Oak Investment Partners and Oak Affiliates Fund may dispose of or acquire additional Shares or Warrants in the open market. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

                                                             Page 16 of 22 Pages


         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a) and (b)   The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon (i) 13,273,068 Shares outstanding as of June 20, 1997, as reported in the Issuer's prospectus, dated August 6, 1997, with respect to the IPO, plus (ii) Shares issuable upon exercise of Warrants described in the following sentence. Amounts shown as beneficially owned include currently exercisable Warrants to purchase 69,438 Shares and 1,562 Shares held by Oak Investment Partners and Oak Affiliates Fund, respectively.

    Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for each Reporting Person.

(c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

                                                             Page 17 of 22 Pages


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

         Certain of the Reporting Persons have entered into (1) a letter agreement with the Issuer relating to securities law stock transfer restrictions and (2) an Investment Agreement with the Issuer in which certain of the Reporting Persons have agreed to restrictions on the sale of their Shares in accordance with the following schedule: one-third of such Shares shall be released 180 days after the effective date of the IPO ("Effective Date"), one-third of such Shares shall be released 270 days after the Effective Date and one-third of such Shares shall be released 365 days after the Effective Date.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Agreement regarding filing of Schedule 13D.

         Exhibit B - Form of Letter Agreement.

         Exhibit C - Form of Investment Agreement.



                           [Signature Page to Follow]

                                                             Page 18 of 22 Pages


SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 22, 1997

                             Oak Investment Partners V,
                             Limited Partnership

                             By:  Oak Associates V, LLC,
                                  As General Partner


                             By:  /s/ Edward F. Glassmeyer
                                  -------------------------------

                                  Managing Member

                             Oak Associates V, LLC


                             By:  /s/ Edward F. Glassmeyer
                                  -------------------------------

                                  Managing Member


                             Oak V Affiliates Fund, Limited
                        Partnership

                             By:  Oak V Affiliates,
                                  As General Partner


                             By:  /s/ Edward F. Glassmeyer
                                  -------------------------------

                                  General Partner


                             Oak V Affiliates

                                                             Page 19 of 22 Pages


                             By:  /s/ Edward F. Glassmeyer
                                  -------------------------------

                                  General Partner

                                                             Page 20 of 22 Pages


                             OAK MANAGEMENT CORPORATION


                             By:  /s/ Edward F. Glassmeyer
                                  -------------------------------

                                  Name:  Edward F. Glassmeyer
                                  Title: President



                                  /s/ Bandel L. Carano
                                  -------------------------------

                                  Bandel L. Carano



                                  /s/ Fredric W. Harman
                                  -------------------------------

                                  Fredric W. Harman



                                  /s/ Gerald R. Gallagher
                                  -------------------------------

                                  Gerald R. Gallagher



                                  /s/ Edward F.glassmeyer

                                  -------------------------------

                                  Edward F. Glassmeyer



                                  /s/ Ann H. Lamont
                                  -------------------------------

                                  Ann H. Lamont

                                                             Page 21 of 22 Pages


                                  /s/ Eileen M. More
                                  -------------------------------

                                  Eileen M. More

                                                             Page 22 of 22 Pages


                                  INDEX TO EXHIBITS
                                  -----------------



EXHIBIT A               Agreement of Reporting Persons

EXHIBIT B               Form of Letter Agreement

EXHIBIT C               Form of Investment Agreement